Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD CONTINUES TO INVEST IN LOULO

Loulo, Mali, 29 July 2015 – Randgold Resources is gearing up to take over the underground mining operations at Loulo’s Yalea and Gara mines in line with its continuing drive to reduce costs and develop a multi-skilled Malian mining team, chief executive Mark Bristow said here today. Loulo started the transition to full owner-miner status in April this year.

Speaking at a facility visit for local media, Bristow noted that Loulo had grown from two open pits into an operation which now includes two world-class underground mines and in the process had also spawned the neighbouring Gounkoto mine. The Loulo-Gounkoto complex now ranks as one of the largest of its kind in the world and is a mainstay of the Malian economy.

“The complex has already contributed almost $700 million in taxes, royalties and dividends to the State, and injected an additional $1.9 billion into the economy through payments to local suppliers, contractors and employees. Randgold is continuing to fund the investment of the substantial capital programme at Loulo, not only in the development of Yalea and Gara, but in a wide range of projects designed to upgrade and enhance the operation and extend the life of the mines.”

“These include the transition to owner miner status as well as the medium voltage plant installation which will increase Loulo’s power generation capacity at a competitive price. We are also growing the reserve and resource base through ongoing brownfields exploration to replace the depletion by mining. Ongoing exploration has identified a potential high grade target at Yalea Ridge – South and extensions to the Yalea orebody, while the resource conversion potential at Gara could add 600 000 ounces to the inferred resources,” he said.

Bristow said over the past 20 years the mining industry had led the visible transformation of the Malian economy and, for its part, Randgold remained committed to working in partnership with the Malian government and people to build the industry and the sustainable benefits it is capable of generating.

“Further investment will, however, require the maintenance of an enabling mining code and a business-friendly tax and fiscal regime, as well as the assurance that agreements and conventions will be respected,” he said.

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.